WOODSIDE

12 February 2007

[redacted]

07021278

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside signs Republic of Korea Concession Contract

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
FEB 28 2007
THOMSON
FINANCIAL

WOODSIDE PETROLEUM LTD.
ABN - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

ASX ANNOUNCEMENT
(ASX: WPL)

SATURDAY, 10 FEBRUARY 2007
10:00AM (AWDT)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4491
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE SIGNS REPUBLIC OF KOREA CONCESSION CONTRACT

Woodside Energy (Korea) Pte Ltd, a wholly owned subsidiary of Woodside Petroleum Ltd., has agreed with the Korea National Oil Corporation and the Government of the Republic of Korea to acquire 50% equity in a concession over a deep-water, frontier exploration block offshore the Republic of Korea.

The contract over Block 8 and northern portions of Block 6-1, 30km east of P'ohang in the East Sea, includes a firm commitment to two-dimensional seismic in the first two-year exploration term. Subsequent terms would include commitments to exploration drilling, further seismic acquisition or both.

The block covers about 13,000sqkm with water depths ranging from 300 to 2,000 metres.

Woodside and the Korea National Oil Corporation will jointly operate the exploration phase.

Since early 2005, Woodside and the Korea National Oil Corporation have worked on a joint study to review the Ulleung Basin of the East Sea off the Republic of Korea's east coast, immediately north of the country's sole producing hydrocarbon field, the Donghae-1 gas and condensate field.

END